UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

THOMAS PROPERTIES GROUP, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

884453101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

CUSIP No.: 884453101	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STARWOOD REAL ESTATE SECURITIES, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	649,531
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	649,531
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 649,531
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.52% based on 25,740,021 shares outstanding as of December 22, 2009.
12.	Type of Reporting Person: OO; IA

SCHEDULE 13G

CUSIP No.: 884453101	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIRIGO MASTER FUND LTD
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	364,105
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	364,105
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.41% based on 25,740,021 shares outstanding as of December 22, 2009.
12.	Type of Reporting Person: OO

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Thomas Properties Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 South Flower Street, Sixth Floor Los Angeles, CA 90071.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Starwood Real Estate Securities, LLC (“Starwood”);

ii) Dirigo Master Fund Ltd (“Dirigo”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Starwood and Dirigo is 591 West Putnam Avenue Greenwich, CT 06830.

Item 2(c).	Citizenship

i) Starwood is a Delaware limited liability company; and

ii) Dirigo is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

884453101

Item 3.	If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2009:

(a)  Starwood may be deemed to be the beneficial owner of 649,531 Shares held for the accounts of each of Dirigo, Dirigo Katahdin Master Fund Ltd, Silver Creek SAV, LLC Managed Accounts, LMA SPC-MAP 61 Managed Accounts, Downsview Managed Account Platform Inc., and DCM Multi Manager Master Fund, Ltd.  This amount includes:  A) 364,105 Shares held for the account of Dirigo; B) 36,917 Shares held for the account of Dirigo Katahdin Master Fund Ltd; C) 155,358 Shares held for the Silver Creek SAV, LLC Managed Accounts; D) 50,151 Shares held for the LMA SPC-MAP 61 Managed Accounts; E) 21,100 Shares held for the Downsview Managed Account Platform Inc.; and F) 21,900 Shares held for the DCM Multi Manager Master Fund, Ltd.

(b)  Dirigo may be deemed to be the beneficial owner of 364,105 Shares held for its account.

Item 4(b).	Percent of Class:

(a)  As of December 31, 2009, the number of Shares Starwood may be deemed to be the beneficial owner of constitutes approximately 2.52% of the 25,740,021 total number of Shares outstanding (based upon information provided by the Issuer in its Form S-3 filed on December 24, 2009 there were 25,740,021 shares outstanding as of December 22, 2009).

(b)  As of December 31, 2009, the number of Shares Dirigo may be deemed to be the beneficial owner of constitutes approximately 1.41% of the 25,740,021 total number of Shares outstanding (based upon information provided by the Issuer in its Form S-3 filed on December 24, 2009, there were 25,740,021 shares outstanding as of December 22, 2009).

Item 4(c).	Number of Shares of which such person has:

Starwood:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	649,531

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	649,531

Dirigo:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	364,105

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	364,105

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	STARWOOD REAL ESTATE SECURITIES L.L.C.

	By:	/s/ Steven N. Gottschalk
	Name:	Steven N. Gottschalk
	Title:	Chief Financial Officer and Chief Compliance Officer

Date: February 16, 2010	DIRIGO MASTER FUND, LTD.

	By:	/s/ Steven N. Gottschalk
	Name:	Steven N. Gottschalk
	Title:	Chief Financial Officer and Chief Compliance Officer

”

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Thomas Properties Group, Inc. dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	STARWOOD REAL ESTATE SECURITIES L.L.C.

	By:	/s/ Steven N. Gottschalk
	Name:	Steven N. Gottschalk
	Title:	Chief Financial Officer and Chief Compliance Officer

Date: February 16, 2010	DIRIGO MASTER FUND, LTD.

	By:	/s/ Steven N. Gottschalk
	Name:	Steven N. Gottschalk
	Title:	Chief Financial Officer and Chief Compliance Officer